

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 20, 2010

Ms. Margaret R. Randazzo
Chief Financial Officer
Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, California 95032

  **RE: Akeena Solar, Inc.
    Form 10-K for the Year Ended December 31, 2009
    Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
    September 30, 2010
    Definitive Proxy filed on March 19, 2010
    File No. 1-33695**

Dear Ms. Randazzo:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief